Mail Stop 6010


	April 21, 2006


Douglas R. Young
President and Chief Executive Officer
NeoMagic Corporation
3250 Jay Street
Santa Clara, California 95054

Re:	NeoMagic Corporation
	Registration Statement on Form S-3
	And Documents Incorporated by Reference
      Filed April 7, 2006
	File No. 333-133088

Dear Mr. Young:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

1. Please provide us with your analysis as to why you believe you satisfy the market value requirements set forth in the proviso to General Instruction I.B.1 of Form S-3 for the use of Form S-3, or amend your registration statement to be on the appropriate form.

2. We note that you intend to satisfy the Part III disclosure requirements of your most recent annual report on Form 10-K by incorporating portions of your proxy statement which you will file in connection with your 2006 annual stockholders meeting. Please ensure that you have made a filing that contains all of the Part III information prior to the time you request acceleration of the effectiveness of your registration statement.

Form 10-K for the Year Ended January 29, 2006

Financial Statements

General

3. We note that although your fiscal years ended January 29, 2006 and
January 30, 2005, you present consolidated balance sheets and income statements as of and for the periods ended January 31, 2006, 2005 and
2004 for ease of presentation.
* Please confirm that your financial statements are in fact presented as of and for the 52 weeks ended January 29, 2006, the 53 weeks ended
January 30, 2005 and the 52 weeks ended January 25, 2004. Otherwise, please clearly explain the adjustments you made in order to present the information as of January 31st of each year.
* Tell us why management believes such presentation is appropriate.
* Please have your auditors explain why they believe that the audit reports, opining on consolidated balance sheets dated January 31, 2006 and 2005 and income statements and cash flows for periods ended
January 31, 2006, 2005 and 2004, although the actual period ended on different days and covered different periods, are appropriate and complies with Article 2 of Regulation S-X and PCAOB standards.

Note 1. Organization and Summary of Significant Accounting
Policies,
page 34

Revenue Recognition, page 34

4. We note that you recognized $8.5 million in licensing revenue in fiscal 2006 related to the licensing of your patents to Sony. Please tell us more about the licensing agreement, including the following:
* Tell us about any obligations you have during the licensing period, including any perfunctory provisions that must be fulfilled during the licensing period.
* Tell us about any obligations you may have to maintain the patents during the licensing period.
* Tell us about any other ongoing agreements with Sony, if any, to provide services or product.
* Tell us the term of the licensing arrangement.
* Tell us why you believe it is appropriate to recognize all of the revenue received from Sony upfront, on the date you signed the licensing agreement. Cite the GAAP literature upon which you based your accounting.

We may have additional comments after reviewing your response.

Note 9. Equity Financing, page 50

5. We note that you issued 1.5 million shares of common stock and warrants to purchase 764,996 shares of common stock in December 2005.
We also note that you signed a registration rights agreement with shareholders in conjunction with the offering, which you view as one combined unit with the underlying financial instruments, consistent with View A of EITF 05-04. In addition, it appears that you believe that the maximum potential liquidated damages penalty under the registration rights agreement reflects a reasonable discount for the difference between the fair values of the registered and unregistered shares issuable upon exercise of the financial instrument based on your disclosure that "delivery of unregistered shares is not an uneconomic alternative." Please clarify the following:
* Tell us how you applied the guidance in EITF 05-04 in concluding that the maximum liquidated damages should be classified in temporary equity. While we note that the EITF has not reached a consensus on this issue and has deferred deliberation until the FASB addresses certain questions which could impact a conclusion on this issue, please tell us how you have considered the guidance in EITF 05-04 and how your accounting is consistent with View A.
* Describe clearly any redemption features related to the common shares and warrants.
* It appears that you believe you may have to pay out liquidated damages in cash. Please explain why you believe it is appropriate to classify amounts as temporary equity.
* Tell us how you determined the maximum potential liquidated damages that you could be required to pay to investors.

We may have additional comments after reviewing your response.

* * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Julie Sherman at (202) 551-3640 or me at
(202)
551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at
(202) 551-3635 or Peggy Fisher at (202) 551-3800 with any other questions.

	Sincerely,



	Angela Crane
	Accounting Branch Chief


cc:	Michael J. Danaher, Esq. (via fax)
Douglas R. Young
NeoMagic Corporation
April 21, 2006
Page 5